Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

Set forth below are Q&As that were prepared for First Midwest Bank employees in connection with the proposed merger between First Midwest Bancorp, Inc.  and Great Lakes Financial Resources, Inc.

FMB COLLEAGUE QUESTIONS AND ANSWERS

JULY 8, 2014

Who is Great Lakes Bank and why is First Midwest merging with Great Lakes Bank?

Today, First Midwest announced we have signed a definitive merger agreement to acquire south suburban Chicago based Great Lakes Bank.  With assets of approximately $580 million, they operate eight full-service retail branches located in the south Chicagoland communities of Alsip, Blue Island, Flossmoor, Homewood, Lansing, Matteson and Mokena. The acquisition is subject to customary regulatory approvals and certain closing conditions, and is expected to close by the end of 2014.

Why is this transaction important for First Midwest?

This merger is consistent with our growth strategy in metro Chicago and represents an excellent opportunity to expand our already strong presence in the south suburban Chicago area. Great Lakes Bank has been in business for over 120 years and is well positioned and respected in the local communities, just as we are. This is a win-win for our clients, our local communities and our colleagues.

How will Great Lakes Bank locations transition to First Midwest?

A project team consisting of representatives from First Midwest and Great Lakes will be working together toward an anticipated completion before year end. Given our experience with acquisitions, we will follow the cadence our integration teams have established for previous transactions.

When will Great Lakes clients be able to use First Midwest’s locations?

Clients will be able to conduct business at our locations after closing.  More information on exact dates will be made available in future communications.

How will colleagues be kept updated on the progress of this acquisition?

We are committed to communications and will provide updates on progress throughout the transition. We will use a multi-channel communications approach including; Colleague Central, Colleague Calls, and Maximizing Our Momentum newsletter to help engage, inform and update colleagues.

Forward-Looking Statements

The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  Forward-

looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”).  Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes.  Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction.  When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014.  This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.